Exhibit 99.1

Entera Bio Appoints Adam Gridley as Chief Executive Officer

Jerusalem, Israel – Aug. 5, 2019 – Entera Bio Ltd. (Nasdaq: ENTX), announced today the appointment of Adam Gridley as Chief Executive Officer, effective immediately. Phillip Schwartz, Ph.D., former CEO of Entera since the Company’s inception in 2010, will continue with the Company as President of Research & Development and Executive Vice President at Entera.

“We are thrilled to have Adam, a highly accomplished pharmaceutical executive with proven business development and financial acumen, join Entera as CEO,” said Mr. Gerald Lieberman, Chairman of Entera’s Board of Directors. “Adam has a successful track record in developing and executing plans to grow start-ups to fully integrated global commercial organizations and building multiple executive leadership teams.  His capabilities in business development and finance are highlighted by his involvement in over 15 strategic transactions and financings worth in excess of $600 million. The Board also thanks Dr. Schwartz for his many contributions and development progress since joining the Company in 2010.  We are grateful for Phillip’s continued commitment and leadership in his new role as President of R&D given his extensive development history and scientific expertise for our leading technology platform.”

Mr. Gridley stated, “I am delighted to lead Entera at this pivotal time, and believe there are substantial opportunities to create value both by leveraging the Company’s powerful oral delivery technology platform and by advancing our underlying therapeutic pipeline, for which we retain full global rights. We intend to continue the strategy of exploring strategic collaborations and licensing agreements with biotech and pharmaceutical partners for other large molecules and proteins, and building on the success of the strategic research collaboration signed with Amgen in 2018.”

“For Oral human parathyroid hormone (“PTH”) in osteoporosis, the Company’s most advanced internal candidate, the positive guidance recently received from the FDA has provided clarity on the development path for this program, via the 505(b)(2) regulatory pathway,” Mr. Gridley continued. “I look forward to working with our talented team to advance this program rapidly, with the immediate priority of conducting a Phase 2a dose-ranging study, designed to inform the design of a Phase 3 study in osteoporosis.  Further, we intend to maximize the value of our Hypoparathyroidism clinical candidate, which has Orphan Disease designation in the U.S. and E.U.”

Dr. Phillip Schwartz stated “I am honored to have served as CEO of Entera for almost a decade and very proud of the team we have built. I am excited to work together with Adam and am very confident  passing  the reigns to him with the broad experience in biotechnology and capital markets which he brings to the table. I look forward to myself and the team working with Adam to fully unlock the full potential of this platform with other companies, as we have started to show with our Amgen collaboration.”

Prior to Entera, Mr. Gridley was President and CEO, and a Director of Histogenics Corporation, a public regenerative medicine company developing novel cell therapies and biologics for cartilage defects.  He led Histogenics’ $70 million IPO in December 2014, subsequently raised over $50 million of additional capital, and completed multiple strategic transactions including a $30 million collaboration with Intrexon to develop allogeneic cell therapies, and an $87 million Japanese license agreement with MEDINET for its Phase 3 biologic product. Before joining Histogenics, Mr. Gridley served in several senior roles at Merz, a privately-held specialty healthcare company.  As Senior Vice President, Technical Operations at Merz, he led a variety of functions, including R&D, Manufacturing, Quality Operations, Finance and IT for a portfolio of aesthetics, dermatology, neurology and OTC products that generated annual revenues of over $300 million. Previously, Mr. Gridley was Senior Vice President of Corporate Development for BioForm Medical, which was acquired by Merz in 2010. His responsibilities included all business development, investor relations, strategic planning, and R&D functions, and he was part of the executive leadership team who led the Company’s $90 million IPO and subsequent acquisition by Merz for approximately $250 million in 2010. Mr. Gridley is currently a Director and Executive Chairman at LifeSprout, a Director of the Alliance for Regenerative Medicine (ARM), and a member of the board of advisors for Life Science Cares in Boston.  Mr. Gridley holds a B.S. and a M.B.A. from the University of Denver.

The terms of Mr. Gridley’s engagement are subject to the approval of the company's shareholders.

About Entera Bio Ltd.
Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

Entera has developed a proprietary platform technology that enables oral delivery of biologicals and large molecule drugs, which are typically delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration. The Company employs this technology for its own pipeline products and may enter into licensing agreements with biopharma companies for application of the technology to their proprietary compounds, such as the Amgen strategic research collaboration.

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com